                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2006

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant's Form F-3
Registration Statement File No. 333-128225 and Form S-8 Registration Statements
File Nos. 333-12014 and 333-123321.

                        MER Telemanagement Solutions Ltd.

6-K Items

     1. Press release re MTS Delivers Customer Care, Billing Applications to a
National GSM Carrier in Africa, dated October 24, 2006.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                               (Registrant)

                                               By: /s/ Eytan Bar
                                               -----------------
                                               Eytan Bar
                                               President and
                                               Chief Executive Officer

Date: October 24, 2006

       MTS DELIVERS CUSTOMER CARE, BILLING APPLICATIONS TO A NATIONAL GSM
                               CARRIER IN AFRICA

     - THE IMPLEMENTATION WAS COMPLETED IN THE RECORD TIME OF THREE MONTHS -

RA'ANANA, ISRAEL/FAIR LAWN, NEW JERSEY - OCTOBER 24, 2006 - MTS - MER
TELEMANAGEMENT SOLUTIONS LTD. (NASDAQ CAPITAL MARKET: MTSL), a global provider of business support systems (BSS) for comprehensive telecommunication management and customer care & billing solutions, today announced that it has successfully completed the implementation of a turn-key solution for billing, customer care, mediation and provisioning for a national GSM carrier in Africa.The implementation was completed in a record time of three months, enabling the carrier to rapidly introduce its new services with all operational and marketing aspects as required.

MTS's comprehensive solution will assist the carrier to manage and service its customers, charge and invoice voice, data and added-value services.

With the selection of MTS's solutions, the carrier is able to launch prepaid and postpaid services while providing its customers with multiple payment options
(credit card, bank debit, scratch cards, etc.). MTS's solution enables the carrier's marketers to rapidly create bundled voice and other service packages, discount plans, hierarchical payment and liability transfer, using an intuitive graphical user interface.

HANOCH MAGID, MTS VICE PRESIDENT SALES AND MARKETING commented, "This implementation reflects MTS's capabilities in the evolving African market where delivery time and competitive pricing are essential factors. Together with our partners and through direct sales MTS is gaining momentum in this important market where we see substantial growth of new Wireless carriers, VOIP and IPTV service providers."

ABOUT MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative solutions for comprehensive telecommunications expense management used by enterprises, and for business support systems used by information and telecommunication service providers.

Since 1984, MTS's telecommunications expense management solutions have been used by thousands of enterprises and organizations to ensure that their telecommunication services are acquired, provisioned, and invoiced correctly. In addition, the MTS Application Suite has provided customers with a unified view of telecommunication usage, proactive budget control, personal call management, employee cost awareness and more.

MTS's solutions for information and telecommunication service providers are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing their customers. MTS has pre-configured solutions to support emerging carriers of focused solutions
(e.g. IPTV, VoIP, MVNO) to rapidly install a full-featured and scaleable solution. MTS's unique technology reduces integration risks and lessens revenue leakage by using the very same system to manage retail and wholesale business as well as supporting multiple business units. Total cost of ownership is reduced by providing web-based customer self-care and provisioning.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States, Hong Kong, Holland, and Brazil, and through
OEM partnerships with Siemens, Phillips, NEC and other vendors. MTS's shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: www.mtsint.com

CERTAIN MATTERS DISCUSSED IN THIS NEWS RELEASE ARE FORWARD-LOOKING STATEMENTS
THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES INCLUDING, BUT NOT LIMITED TO,
RISKS IN PRODUCT DEVELOPMENT PLANS AND SCHEDULES, RAPID TECHNOLOGICAL CHANGE,
CHANGES AND DELAYS IN PRODUCT APPROVAL AND INTRODUCTION, CUSTOMER ACCEPTANCE OF
NEW PRODUCTS, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, MARKET ACCEPTANCE,
THE LENGTHY SALES CYCLE, PROPRIETARY RIGHTS OF THE COMPANY AND ITS COMPETITORS,
RISK OF OPERATIONS IN ISRAEL, GOVERNMENT REGULATIONS, DEPENDENCE ON THIRD
PARTIES TO MANUFACTURE PRODUCTS, GENERAL ECONOMIC CONDITIONS AND OTHER RISK
FACTORS DETAILED IN THE COMPANY'S FILINGS WITH THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION.

CONTACTS:

Shlomi Hagai                                    Ronit Weiner
Corporate COO & CFO                             Communications Managing Director
Tel: +972-9-762-1733                            Tel: +972-54-666-4737
Email: shlomi.hagai@mtsint.com                  Email: ronit.weiner@mtsint.com